AMENDED AND RESTATED

PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT

Each series of Nomura Partners Funds, Inc. (the “Corporation), including The Japan Fund, the Asia Pacific ex Japan Fund, the India Fund, the Greater China Fund, the Global Equity Income Fund, the Global Emerging Markets Fund, the International Equity Fund and the High Yield Fund (each a “Fund” and, collectively, the “Funds”) may offer Class A, Class C and Class I shares, and The Japan Fund may offer Class S shares, as follows:

Shareholder Servicing and Distribution Fees

Class A, Class C and Class S shares bear the expenses of the ongoing shareholder servicing fees applicable to the particular Class. Class C shares bear the expenses of the ongoing distribution fees applicable to that Class. Specific shareholders within a Class may be subject to initial or contingent deferred sales charges. The ongoing shareholder servicing fees, the ongoing distribution fees and the initial or contingent deferred sales charges applicable to a particular Class are as set forth in the Corporation’s current prospectus and statement of additional information (together, the “prospectus”).

Transfer Agency Expenses

Each Class shall bear any incremental transfer agency cost applicable to the particular Class.

Voting Rights

Each Class has exclusive voting rights on any matter submitted to shareholders that relates solely to its shareholder servicing fees or ongoing distribution fees, as may be applicable. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

Expenses

A Class will bear the full expenses of a shareholder meeting where such Class has separate voting rights if such meeting is held solely for the purpose of a vote by such Class.

Each Class may have additional Class-specific registration fees or other subsequently identified expenses that should be allocated to one Class which shall be approved by a vote of the Board of Directors of the Corporation.

Dividends

Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any shareholder servicing fee, any distribution fee and any incremental transfer agency cost relates to a particular Class.

Exchange Privileges

Holders of each Class shall have such exchange privileges as are set forth in the Corporation’s current prospectus. Exchange privileges may vary among Classes and among holders of a Class.

Additional Share Classes

The Funds may from time to time issue additional share classes which will be described in the Corporation’s prospectus. Such additional share classes that are substantially similar to the Class A, Class C, Class I and Class S shares shall also be covered by this Plan.

Adopted: 2008

Amended: November 2012